Yumanity Therapeutics, Inc.

40 Guest Street, Suite 4410

Boston, MA 02135

December 20, 2021

Via EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Yumanity Therapeutics, Inc.: Registration Statement on Form S-3 filed December 3, 2021 (File No. 333-261489), as amended on December 20, 2021.

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Yumanity Therapeutics, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to December 22, 2021, at 4:01 pm Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

If you have any questions regarding this request, please contact Jesse Nevarez of Goodwin Procter LLP at (212) 459-7327.

Sincerely,
Yumanity Therapeutics, Inc.

/s/ Richard Peters
Richard Peters
President and Chief Executive Officer

cc:	Devin Smith, Yumanity Therapeutics, Inc.
Jesse Nevarez, Esq., Goodwin Procter LLP